

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 2, 2008

Mr. Scott D. Schweinfurth
Chief Financial Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, IL 60085

>   **RE: Form 10-K for the fiscal year ended June 30, 2007**
>   **Forms 10-Q for the periods ended September 30, 2007 and December 31, 2007**
>   **File No. 1-8300**

Dear Mr. Schweinfurth:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Ed Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief